02035249

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of **May 2002**

CE FRANKLIN LTD.
(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3C4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F XXX   Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No XXX

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 6, 2002

CE FRANKLIN LTD.

By: ____________________
Name: Salvatore Secreti
Title: Vice President and
Chief Financial Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

(All amounts shown in CDN $'s)

Forward Looking Statements

Certain of the statements set forth in this MD&A, such as statements regarding planned activity and revenue levels, capital expenditures and the availability of capital resources to fund capital expenditures and working captial, are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, shift in drilling activity from conventional oil to gas and heavy oil, commodity prices for oil and gas, currency fluctuations, and government regulations. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2002 and beyond could differ materially from those expressed in the forward looking statements.

Results of Operations – For the Three Months ended March 31, 2002

Market Conditions

The price of oil and gas as at March 31, 2002 were U.S. $24.41 (West Texas Intermediate) and Cdn. $3.29 (Alberta Gate price), respectively. This compares to U.S. $27.27 (West Texas Intermediate) for oil and Cdn. $8.05 (Alberta Gate price) for gas as at March 31, 2001. The decline in commodity prices throughout 2001 resulted in an overall decrease in drilling activity for the quarter ended March 31, 2002.

For the quarter ended March 31, 2002 oil well completions (excluding dry/service wells) in Western Canada declined 41.8% to 708 wells completed while gas well completions increased 7.5% to 2,152 wells completed as compared to the quarter ended March 31, 2001. The majority of gas well completions were at depths of less than 1,200 metres, generating minimal revenues for the Company. Oil well completions for the quarter ended March 31, 2002 declined 32% as compared to the quarter ended December 31, 2001. The Company continues to reposition itself to take advantage of gas drilling and completions.

Sales

Sales for the quarter ended March 31, 2002 decreased to $79.7 million or 32.0% from $117.3 million for the quarter ended March 31, 2001. During the first quarter of 2001, the Company generated $12.2 million of sales from the distribution of pipe, valves and fittings to a large capital oilsands project in Northern Alberta. The Company's portion of this project was substantially completed during 2001.

Excluding this capital project, General Supplies revenue decreased $11.1 million or 20% reflecting the decline in oil well completion activity during the first quarter of 2002 as compared to the first quarter of 2001.

Tubular sales for the quarter ended March 31, 2002 were $32.3 million as compared to $46.7 million for the quarter ended March 31, 2001. The revenue decrease reflects the general decrease in drilling activity, coupled with a greater reduction in winter drilling activity among the Company's core customer base.

Gross Profit

Total gross profit decreased to $10.0 million for the quarter ended March 31, 2002 as compared to $13.0 million for the quarter ended March 31, 2001. The decrease in gross profit reflects the general decline in activity levels during the first quarter.

Average gross profit margin for the quarter ended March 31, 2002 increased to 12.6% from 11.1%. General Supplies gross profit margins increased to 17.2% from 14.7% due primarily to the completion of the large oilsands project in Northern Alberta during 2001. The oilsands project generated low profit margins during the quarter ended March 31, 2001, which reduced General Supplies profit margins to 14.7%.

Selling, General and Administrative Costs (SG&A)

For the quarter ended March 31, 2002, SG&A costs decreased to $9.6 million from $9.8 million for the quarter ended March 31, 2001. Included in 2002 SG&A was approximately $597,000 of additional severance and termination costs which resulted as the Company adjusted its infrastructure during the quarter to support the reduced revenue levels. This reduction should result in approximately $1.2 million in annualized savings.

Excluding the severance and termination costs, SG&A for the quarter ended March 31, 2002 was $9.0 million. This compares to SG&A of $10.0 million (excluding severance and termination costs) for the quarter ended December 31, 2001. The quarter ended December 31, 2001 represented the highest level of SG&A for the Company in 2001. The Company will continue to examine its SG&A and adjust its infrastructure to match activity levels.

EBITDA

Earnings before interest, tax, depreciation, amortization and other expenses (EBITDA) for the quarter ended March 31, 2002 was $486,000 as compared to EBITDA of $3.2 million for the quarter ended March 31, 2001. The $2.7 million reduction in EBITDA was due primarily to the reduction in gross profit due to the decline in activity levels.

EBITDA for the Company's distribution business and CEF Technologies operations, were $872,000 and a EBITDA loss of $386,000, respectively, for the quarter ended March 31, 2002 as compared to EBITDA of $3.7 million and a EBITDA loss of $511,000, respectively for the comparable period in 2001.

Excluding severance, termination and other costs, EBITDA for the quarter ended March 31, 2002 was $1.1 million, as compared to EBITDA of $90,000 for the quarter ended December 31, 2001 (excluding severance, termination and other costs). This reflects an improvement in gross profit margins from 11.7% to 12.5%, and a $1.0 million reduction in SG&A.

Income (Loss) from Continuing Operations before Income Taxes

Loss from continuing operations before income taxes was $819,000 for the quarter ended March 31, 2002 as compared to income of $1.3 million for the quarter ended March 31, 2001. The $2.1 million decline in income reflects the $2.7 million reduction in EBITDA offset by a $511,000 reduction in interest expense due to lower debt levels reflecting better working capital management by the Company coupled with a reduction in the Canadian prime interest rate.

Net Income and Earnings per Share

Net loss for the quarter ended March 31, 2002 was $389,000 or a loss of $0.02 per share (diluted) as compared to net income of $1.3 million or $0.07 per share (diluted) for 2001. Included in net income of $1.3 million for the quarter ended March 31, 2001 was $473,000 in earnings ($0.03 per share) from discontinued operations relating to Domino Machine which was sold by the Company on December 18, 2001.

Liquidity and Capital Resources

Cash Management

For the three months ended March 31, 2002, CE Franklin generated $520,000 in cash flow from operations. This was offset by a $1.5 million investment in working capital and a $277,000 net investment in capital expenditures. This activity resulted in CE Franklin increasing its bank loan by $1.3 million during the quarter.

CE Franklin's total average capitalization for the first quarter of 2002 was comprised of 30.1% debt and 69.9% of equity.

As at March 31, 2002, CE Franklin had $22.4 million of unused credit from its existing operating loan, which in management's opinion is considered sufficient to finance its current operating needs.

CE Franklin Ltd.

Interim Consolidated Statements of Operations

(Unaudited)

Three Months Ended March 31 *(in thousands of dollars, except per share data)*	2002 U.S. $ (note 4)	**2002 Cdn. $**	2001 Cdn. $
Sales			
General supplies	28,173	**45,021**	68,344
Tubulars	20,203	**32,284**	46,666
CEF Technologies	1,520	**2,429**	2,288
	49,896	**79,734**	117,298
Gross profit			
General supplies	4,846	**7,744**	10,013
Tubulars	1,099	**1,757**	2,495
CEF Technologies	335	**535**	472
	6,280	**10,036**	12,980
Selling, general and administrative expenses	5,976	**9,550**	9,782
Earnings before interest, tax, depreciation, amortization and other expenses (EBITDA)	304	**486**	3,198
Other expenses (income)			
Depreciation and amortization	660	**1,055**	999
Interest expense	141	**226**	737
Gain on disposal of capital assets	(7)	**(11)**	(40)
Foreign exchange loss	23	**37**	225
Other	(1)	**(2)**	6
Income (loss) before income taxes	(512)	**(819)**	1,271
Income tax expense (recovery)			
Current	(166)	**(266)**	274
Future	(103)	**(164)**	220
	(269)	**(430)**	494
Income (loss) from continuing operations	(243)	**(389)**	777
Income from discontinued operations	-	**-**	473
Net income (loss) for the period	(243)	**(389)**	1,250
Net income (loss) per share			
Continuing operations			
Basic and diluted	(0.01)	**(0.02)**	0.04
Net income (loss) per share (note 5)			
Basic and diluted	(0.01)	**(0.02)**	0.07
Weighted average basic number of shares outstanding	17,158,091	**17,158,091**	17,153,519

CE Franklin Ltd.

Interim Consolidated Balance Sheets

(Unaudited)

(in thousands of dollars)	March 31, 2002 U.S. $ (note 4)	**March 31, 2002 Cdn. $**	December 31, 2001 Cdn. $
ASSETS			
Current assets			
Accounts receivable	27,054	**43,233**	38,407
Inventories	28,648	**45,779**	50,876
Other	297	**474**	500
	55,999	**89,486**	89,783
Capital assets	8,884	**14,196**	14,963
Goodwill (note 2)	5,119	**8,180**	8,180
Other assets	2	**3**	3
	70,004	**111,865**	112,929
LIABILITIES			
Current liabilities			
Bank overdraft	3,600	**5,753**	1,836
Bank operating loan	11,014	**17,600**	16,300
Accounts payable	14,375	**22,968**	25,066
Accrued liabilities	7,622	**12,180**	15,414
Current portion of long-term debt	173	**277**	251
	36,784	**58,778**	58,867
Long-term debt	324	**518**	614
Future income taxes	1,878	**3,001**	3,491
	38,986	**62,297**	62,972
SHAREHOLDERS' EQUITY			
Capital stock	12,006	**19,186**	19,186
Contributed surplus	8,489	**13,566**	13,566
Retained earnings	10,523	**16,816**	17,205
	31,018	**49,568**	49,957
	70,004	**111,865**	112,929

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flows

(Unaudited)

Three Months Ended March 31 *(in thousands of dollars)*	2002 U.S. $ (note 4)	**2002** **Cdn. $**	2001 Cdn. $
Cash flows from operating activities			
Income (loss) from continuing operations	(243)	**(389)**	777
Items not affecting cash			
Depreciation	660	**1,055**	919
Amortization	0	**0**	80
Gain on disposal of capital assets	(7)	**(11)**	(40)
Future income taxes	(103)	**(164)**	220
Increase in inventory reserves	18	**29**	395
	325	**520**	2,351
Net change in non-cash working capital balances related to operations			
Accounts receivable	(3,020)	**(4,826)**	(3,333)
Income taxes recoverable	-	**-**	4,094
Inventories	3,117	**4,981**	(2,462)
Other current assets	16	**26**	2,022
Accounts payable	(1,312)	**(2,098)**	106
Accrued liabilities	(2,228)	**(3,560)**	3,426
Net cash flow from continuing operations	(3,102)	**(4,957)**	6,204
Net cash flow from discontinued operations	-	**-**	1,001
	(3,102)	**(4,957)**	7,205
Cash flows from financing activities			
Issuance of capital stock	-	**-**	49
Increase (decrease) in bank operating loan	814	**1,300**	(4,200)
Increase (decrease) in bank overdraft	2,451	**3,917**	(2,637)
Decrease in long-term debt	(44)	**(70)**	(82)
	3,221	**5,147**	(6,870)
Cash flows from investing activities			
Purchase of capital assets	(155)	**(247)**	(478)
Proceeds on disposal of capital assets	36	**57**	143
	(119)	**(190)**	(335)
Change in cash and cash equivalents during the period	-	**-**	-
Cash and cash equivalents - Beginning of period	-	**-**	-
Cash and cash equivalents - End of period	-	**-**	-
Cash paid during the period for:			
Interest on bank operating loan	133	**213**	900
Interest on long-term debt	8	**13**	9
Income taxes	51	**82**	636

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders' Equity

(Unaudited)

	Capital Stock		Contributed	Retained	Shareholders'
	Number of		surplus	earnings	equity
(in thousands of dollars, except share amounts)	Shares	Cdn. $	Cdn. $	Cdn. $	Cdn. $
Balance - December 31, 2000	17,149,153	19,137	13,566	16,586	49,289
Stock options exercised	8,938	49	-	-	49
Net income	-	-	-	1,250	1,250
Balance - March 31, 2001	17,158,091	19,186	13,566	17,836	50,588
Balance - December 31, 2001	17,158,091	19,186	13,566	17,205	49,957
Net loss	-	-	-	(389)	(389)
Balance - March 31, 2002	17,158,091	19,186	13,566	16,816	49,568

CE Franklin Ltd.

Notes to Consolidated Financial Statements (Unaudited)

Note 1

These interim consolidated financial statements are prepared following accounting policies consistent with the Company's consolidated financial statements for the years ended December 31, 2001 and 2000, except as described in notes 2 and 5. These financial statements are in accordance with generally accepted accounting principles in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 3.

The disclosures provided below are incremental to those included in the annual audited consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2001.

The information presented as at March 31, 2002 and for the interim periods ended March 31, 2002 and 2001 is unaudited. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

Note 2 - Changes in accounting policy

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants' ("CICA") Handbook Section on "Goodwill and Other Intangible Assets", which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Goodwill must be tested for impairment as of the beginning of the fiscal year in which the Section is adopted. The Company has six months from the initial date of adoption to complete the first step of its impairment testing.

As of the date of adoption, the Company had unamortized goodwill in the amount of $8,180,000. As a result of adopting the new Section, the Company discontinued the amortization of goodwill. The Company's net income for the quarter ended March 31, 2001 would have been $1,300,000 versus $1,250,000 as previously reported had this amortization expense not been reported in that period. The Company's basic and diluted earnings per share for the quarter ended March 31, 2001 would have been $0.08 versus $0.07 as previously reported had this amortization expense not been reported in that period.

Note 3 - U.S. GAAP net loss per share (Cdn. $)

U.S. GAAP primary net loss per share was $.02 and diluted $.02 for the three months ended March 31, 2002.

Net loss for the period as determined in accordance with Canadian GAAP differs from that determined in accordance with U.S. GAAP, due principally to the recording of certain restructuring expenditures as goodwill and the realization of certain deferred tax benefits. Under U.S. GAAP, the restructuring ex penditures would have been recorded in the statement of operations and the benefit of the deferred tax assets would have been recorded as a reduction of goodwill.

Note 4 - United States dollar amounts

The financial statements presented herein are expressed in Canadian dollars, and, solely for the convenience of the reader, have been translated into United States dollars for the quarter ended March 31, 2002 at the rate of Cdn. $1.598 = U.S. $1.00, the prevailing rate on March 31, 2002. This translation should not be construed as a representation that the Canadian dollar amounts shown could be so converted into U.S. dollars at Cdn. $1.598 = U.S. $1.00 or at any other rate.

Note 5 - Share data

At March 31, 2002 the Company had 17,158,091 common shares and 1,477,069 options to acquire common shares outstanding. 561,043 of those options were currently vested and exercisable.

	Number of shares	Earnings per share $
Weighted average basic shares	17,158,091	0.02
Incremental shares on exercise of stock options	103,380	-
Fully diluted shares	17,261,471	0.02

On January 1, 2002 the Company adopted the new CICA Handbook Section on "Stock-Based Compensation and Other Stock-Based Payments", and has continued to account for common share options granted to employees, officers and directors using the intrinsic method. Accordingly, no compensation cost has been recognized in the consolidated statem ents of operations. Had com pensation cost been determined on the basis of fair values, net loss for the quarter would have been higher by Cdn. $314,000 or $0.02 per common share (U.S. $196,000).

The fair value of common share options granted in the f irst quarter of 2002 is Cdn. $962,000 (U.S. - $602,000). The f air value of common share options granted is estimated as at the grant date using the Black-Scholes option pricing m odel, using the following assumptions:

Dividend yield	nil
Risk-free interest rate	5.46%
Expected life	4.93 years
Expected volatility	70%

CE Franklin Ltd.

Supplemental 2002 Information - Quarterly Financial Data (Unaudited)

(IN MILLIONS OF CDN DOLLARS EXCEPT STATISTICS)	Q1
Sales	
General Supplies	45.0
Tubulars	32.3
CEF Technologies	2.4
Total Sales	79.7
# of Oil Wells Completed (excluding dry/service)	708
# of Gas Wells Completed (excluding dry/service)	2,152
Gross Profit	
General Supplies	7.7
% of Sales	17.2%
Tubulars	1.7
% of Sales	5.3%
CEF Technologies	0.5
% of Sales	22.0%
Total Gross Profit	10.0
% of Sales	12.6%
Selling, General & Administrative	9.5
% of Gross Profit	95.3%
Earnings before interest, tax, depreciation, amortization and other expenses (income) EBITDA	0.5
Net loss	(0.4)
% of Sales	-0.5%
EPS	
Basic	(0.02)
Diluted	(0.02)
Total Assets	111.9
Total Financed Debt	18.4
Total Capitalization (Average)	
Average Financed Debt	21.4
% to Total Capitalization	30.1%
Average Equity	49.7
% to Total Capitalization	69.9%
Total Capitalization	71.1

CE Franklin Ltd.

Supplemental 2002 Information - Quarterly Financial Data (Unaudited)

(IN MILLIONS OF CDN DOLLARS EXCEPT STATISTICS)	Q1
Current Assets % of Total Assets (Average)	
Average Current Assets	93.3
Average Total Assets	115.9
%	80.5%
Days Sales Outstanding (DSO) [(1)]	
Average Accounts Receivable - Trade	43.4
DSO - Days	46.4
[(1)] (Average A/R/Sales)*365 days	
Bad Debt % to Accounts Receivable	
Bad Debt	0.2
Average Accounts Receivable - Trade	43.4
%	0.4%
Inventory Turns [(2)]	
Average Inventory	47.9
Inventory Turns	5.8
[(2)] Cost of Sales /Average Inventory	
Inventory Writeoff % [(3)]	
Inventory Writeoffs	0.2
Average Inventory	47.9
%	0.3%
[(3)] Inventory Writeoffs/Average Inventory	
ROI (after tax) = Return on Investment [(4)]	
Interest after tax	(0.0)
ROI (after tax)	(2.3%)
[(4)] Net Income + Interest After Tax / Average (Equity + Financed Debt)	
ROE (after tax) = Return on Equity [(5)]	(3.1%)
[(5)] (Net Income/Average Equity)	